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File No. 050053-0006

Via EDGAR and Overnight Delivery U.S. Securities and Exchange Commission Division of Corporation Finance	FOIA Confidential Treatment Request Under 17 C.F.R §200.83
100 F Street, N.E. Washington, DC 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
James Rosenberg, Senior Assistant Chief Accountant
Johnny Gharib
Dana Hartz

Re:	Avalanche Biotechnologies, Inc.
Registration Statement on Form S-1 (File No. 333-197133)

Ladies and Gentlemen:

On behalf of Avalanche Biotechnologies, Inc. (the “Company”), and in connection with the submission of the Company’s response letter dated July 3, 2014 (the “Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated June 25, 2014 (the “Comment Letter”), relating to the draft Registration Statement on Form S-1 confidentially submitted with the Commission on May 30, 2014 (as amended by an exhibit-only draft Amendment No. 1 to the Form S-1 submitted on June 24, 2014, the “DRS”) (File No. 377-00642), we submit this supplemental letter to further address comment 18 of the Comment Letter. The Company notes that in between receipt of the Comment Letter and delivery of the Response Letter, the Company filed the Registration Statement on Form S-1 (the “Registration Statement”) (File No. 333-197133) on June 30, 2014. In addition, the Company filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on July 3, 2014 in connection with the submission of the Response Letter.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

July 8, 2014

The Company does not intend to commence marketing the proposed offering contemplated by the Registration Statement until the 21-day period provided for in Section 6(e)(1) of the Securities Exchange Act of 1933, as amended, has expired, market conditions permitting. Accordingly, no price range has yet been provided in the preliminary prospectus included in Amendment No. 1. However, the Company has authorized us to inform the Staff of the Commission (the “Staff”) supplementally that, based on consultations with the lead underwriters, if the marketing of the initial public offering were to commence today, the Company’s present view is that the estimated offering range would be $*** to $*** per share (the “Preliminary IPO Price Range”).

The Company advises the Staff that the Preliminary IPO Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be, but that the actual indicative price range in the preliminary prospectus will not be determined until the Company completes a valuation process with the underwriters of the offering, which is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the preliminary estimated indicative price range is subject to further change as a result of various factors, including market conditions and subsequent development of the Company’s business. Upon completion of this valuation process, the Company will narrow the indicative price range to establish a bona fide offering price range not to be greater than $2.00 between the low end of the range and the top end of the range.

To assist the Staff in its evaluation of the Company’s stock-based compensation, the Company has provide the analysis as set forth below.

GRANTS OF COMMON STOCK OPTIONS IN THE PRECEDING 12 MONTHS

The following table summarizes by month of grant date the number of shares of common stock underlying stock options granted during the previous twelve months, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock on the grant date.

Grant date	Number of Shares underlying Stock Options Granted	Per Share Exercise Price	Estimated Fair Value per Share
March 2014	494,200	$2.75	$2.75
April 2014	250,000	$3.15	$3.15
May 2014	15,000	$6.83	$6.83
June 2014	278,400	$11.50	$11.50

DETERMINATION OF FAIR VALUE OF COMMON STOCK

As described in the Registration Statement, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”). Specifically, the fair value of the shares of common stock underlying the Company’s stock options has been determined by the Company’s Board of Directors (the “Board”). Because there has been no public market for the Company’s common stock, and in the absence of recent arm’s-length cash sales transactions of the Company’s common stock with independent third parties, the Board has determined

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.

July 8, 2014

the fair value of the common stock by considering at the time of grant a number of objective and subjective factors, including independent third-party valuations as of December 31, 2013, March 31, 2014, May 15, 2014 and June 30, 2014.

These independent third-party valuations have utilized the probability-weighted expected return method (“PWERM”), an accepted valuation method under the Practice Guide, for determining the fair value of the Company’s common stock. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class of stock, discounted for time to liquidity event at a rate that considers a lack of marketability. Enterprise values were calculated based on up to four different liquidity event scenarios, including (1) an initial public offering of the Company’s common stock (“IPO”), (2) a sale of the Company, (3) continued operations of the Company through a strategic collaboration for the development of the Company’s product candidates, or (4) a liquidation upon dissolution, or corporate failure. Equity value for each liquidity event scenario was weighted based on a probability of each event’s occurrence. In the IPO scenario, the Company assumed that all outstanding warrants for preferred stock would be exercised and all outstanding shares of the Company’s convertible preferred stock would be converted into shares of common stock. In the continued operations through a strategic collaboration, the Company considered for the December 31, 2013 valuation a scenario where the Company would enter into such a strategic collaboration in an earlier stage of clinical development of its product candidates. For valuations beginning March 31, 2014 and afterwards, the Company’s strategic collaboration scenario, the Company considered a strategic collaboration during a later stage of clinical development of its product candidates because following the Company’s Series B Preferred Stock financing, it had the resources available to advance its lead program to a later stage of development on its own. In the sale of the Company and the strategic collaboration scenarios, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of the convertible preferred stock consistent with the method outlined in the Practice Guide.

Over time, as the Company achieved and experienced certain business developments, the probability of each liquidity scenario was reevaluated and adjusted accordingly. The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was an appropriate methodology in 2013 and 2014 in light of the Company’s stage of development, the status of its research and development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving a liquidity event such as an initial public offering or sale of the Company in light of prevailing market conditions.

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.

July 8, 2014

VALUATIONS AND OPTION GRANTS OVER THE PREVIOUS 12 MONTHS\

December 31, 2013 Valuation and March 2014 Grants

December 31, 2013	IPO	Sale of Company	Strategic Collaboration (early stage)	Corporate Failure (Liquidation below Preferences)
Probability of Scenario	20%	0%	70%	10%
Discount for Marketability	17%	17%	17%	17%

A contemporaneous valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of December 31, 2013 to be $2.75 per share. The Company used the PWERM approach with estimates of the common stock value to its stockholders under each of three possible future scenarios. The probability of continued operations through an early stage strategic collaboration scenario at 70% was due to the fact that while the Company was still in the enrollment stage for its Phase 1/2a clinical trial for AVA-101 and its target indication of Wet AMD, it had not yet secured additional financing (to come later in April 2014 in the form of the Series B Preferred Stock financing) to complete this clinical trial, and was considering seeking a strategic partnership in order to complete the clinical trial. A discount to reflect the lack of marketability of the common stock of 17% was applied based on the expected time to a liquidity event. In connection with the grants of stock options made in March 2014, the Board concluded that there were no internal or external developments during such period that warranted a change in the fair value from the December 31, 2013 valuation. In particular, although the Company had been in early term sheet stage negotiations with Regeneron regarding a collaboration platform agreement for the development of AVA-101 and other potential candidates since November 2013, the parties were still heavily negotiating key terms. Moreover, there had been no significant clinical developments or other changes in the Company’s business, and the Company had not yet negotiated a term sheet for a potential preferred stock financing.

March 31, 2014 Valuation and April 2014 Grants

March 31, 2014	IPO	Sale of Company	Strategic Collaboration (late stage)	Corporate Failure (Liquidation below Preferences)
Probability of Scenario	40%	0%	60%	0%
Discount for Marketability	14%	14%	14%	14%

A contemporaneous valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company?s common stock as of March 31, 2014 to be $3.15 per share. The Company used the PWERM approach with estimates of the common stock value to the Company?s stockholders under each of two possible future scenarios, consisting of a 40% probability of an IPO and a 60% probability of a collaboration for the development of the Company?s product candidate in a later stage of clinical development. The change from an early stage strategic collaboration to a late stage strategic collaboration, as well as the increase in the probability for the IPO scenario reflected the expected closing of the $55 million Series B Preferred Stock Financing, which closed on April 16, 2014, given that basic terms for that deal, including the Series B Preferred price per share of $7.53 had already been determined by March 31, 2014, subject to execution of final definitive documentation. With the expected receipt of net proceeds from the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.

July 8, 2014

financing, the Company was no longer pursuing a strategy of an early-stage strategic collaboration, as the expectation was that the internal clinical development of AVA-101 and other product candidates could lead to a later-stage strategic collaboration which would result in greater shareholder value. But at that time, the Company had not taken any definitive steps towards an IPO. Accordingly, the Company applied a slightly lower discount to reflect the lack of marketability of the common stock of 14% based on the expected time to liquidity, which at that time did not yet account for the Company beginning to work towards a potential IPO in 2014. In connection with the grants of stock options made in April 2014, the Board concluded that there were no internal or external developments during such period that warranted a change in the fair value from the March 31, 2014 valuation. There had been no significant clinical developments or other changes in the Company’s business, with the exception of the potential closing of the Series B Preferred Stock financing, which as noted above had already been factored into the March 31, 2014 valuation, and the Company was still in heavy negotiations with Regeneron regarding the potential collaboration platform agreement, but at the time of the stock option grants, it was not certain such agreement would be executed.

May 15, 2014 Valuation and May 2014 Grants

May 15, 2014	IPO	Sale of Company	Strategic Collaboration (late stage)	Corporate Failure (Liquidation below Preferences)
Probability of Scenario	50%	10%	40%	0%
Discount for Marketability	12%	12%	12%	12%

A contemporaneous valuation was performed by Company management and the Board with the assistance of a third-party independent valuation specialist that determined the fair value of the Company’s common stock as of May 15, 2014 to be $6.83 per share. The Company used the PWERM approach with estimates of the common stock value to the Company’s stockholders under each of three possible future scenarios, consisting of a 50% probability of an IPO, a 10% probability of a sale of the company, and a 40% probability of a late-stage strategic collaboration for the development of the Company’s product candidate. The increase in the probability for the IPO scenario reflected the fact that the Board had directed the Company to initiate discussions with potential underwriters for a potential IPO in late April 2014, which was followed by the commencement of preparations for an IPO shortly after the engagement of a lead underwriter by the end of April 2014, resulting in the submission of the DRS on May 30, 2014. In addition, the Company had successfully hired a new chief financial officer in April 2014, which strengthened its corporate governance capabilities as a potentially public company. The Company had also completed enrollment of its Phase 1/2a clinical trial for AVA-101. Finally, the Company had reached agreement on key terms for its collaboration platform agreement with Regeneron, which the Company executed on May 1, 2014. In the Company’s view, the Regeneron agreement was an important validation factor of the product platform and an ability to market a successful IPO. An otherwise larger increase in the percentage probability for the IPO scenario was partially mitigated by a deteriorating IPO market for development stage biotechnology companies in late March through April 2014, which created uncertainty about the Company’s ability to complete an IPO. The Company applied a discount to reflect the lack of marketability of the common stock of 12% based on the expected time to liquidity, reflecting an overall increased expectation of an IPO possibly occurring in the second half of 2014. The deemed fair value of the Company’s common stock as of May 15, 2014 was used by the Board when granting stock options to employees on May 15, 2014.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.

July 8, 2014

June 30, 2014 Valuation and June 2014 Grants

June 30, 2014	IPO	Sale of Company	Strategic Collaboration (late stage)	Corporate Failure (Liquidation below Preferences)
Probability of Scenario	80%	5%	15%	0%
Discount for Marketability	6%	6%	6%	6%

A contemporaneous valuation was performed by management and the Board with the assistance of a third-party independent valuation specialist as of June 30, 2014 that determined the fair value of the Company’s common stock to be $11.50 per share. The Company used the PWERM approach with estimates of the common stock value to its stockholders under each of three possible future scenarios, consisting of an 80% probability of an IPO, a 5% probability of a sale of the company, and a 15% probability of a continuing operations through a late-stage strategic collaboration. The significant increase in the probability for the IPO (and the corresponding decrease in the strategic collaboration scenario) was driven by the continued progress the Company had made in preparing for the IPO, including feedback from testing-the-waters meetings that the Company had conducted with investment funds active in investment in public biotechnology companies, general IPO market conditions and IPO market conditions for biotechnology companies, and continued discussions with the lead underwriter. The Company applied a discount to reflect the lack of marketability of the common stock of 6% based on the expected time to liquidity as a result of the IPO developments described above. The deemed fair value of the common stock as of June 30, 2014 was used by the Board when granting stock options to employees on June 30, 2014.

DISCUSSION OF PRELIMINARY IPO PRICE RANGE

As is typical in IPOs, the Preliminary IPO Price Range was derived by the underwriters’ quantitative and qualitative analysis that differed from the methodology used by the Company and its independent valuation specialist. Among the factors that were considered in setting the Preliminary IPO Price Range prepared by the Company’s lead underwriter for the offering were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	an assumption that there would be a receptive public trading market for clinical stage biopharmaceutical development companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The midpoint of the estimated price range for the offering of $*** per share (the “Midpoint Price”) exceeds the fair value of the Company’s common stock of $11.50 per share as of June 30, 2014, which was determined as described above (the “June Valuation Price”), by $*** per share. The Company respectfully submits that the difference between the June Valuation Price and the Midpoint Price is primarily attributable to the fact that the methodology applied for determining the June Valuation Price incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stockholders, and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.

July 8, 2014

(ii) the application of a discount to liquidity event which accounts for lack of marketability. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock and all outstanding preferred stock warrants will be converted into common stock during the third quarter of 2014. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability as an active trading market for the common stock will exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

In the June 30, 2014 valuation report, a probability weighting of 80% was assigned to the IPO scenario. The fair value of the Company’s common stock was determined to be a probability weight adjusted $11.50 per share. The June 30, 2014 valuation report also utilized other probability weighted liquidity event scenarios in which liquidation preferences of the Company’s preferred stockholders or other factors resulted in a reduced value assumed for common stock. The Company respectfully submits that the IPO scenarios resulted in a higher fair value per share determination than the other liquidity event scenarios because under the IPO scenarios, the Company’s preferred stock and preferred stock warrants would convert into common stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated upon the completion of the offering. Accordingly, after applying the indicated probability weighting, the consideration of these liquidity event scenarios accounted for approximately $*** per share of common stock of the $*** per share of common stock difference between the June 2014 Valuation Price and the Midpoint Price. The application of the discount factor for lack of marketability accounted for approximately $*** per share of the approximate $*** per share difference between the June Valuation Price and the Midpoint Price.

The Company believes that the remaining difference between the June Valuation Price and the Midpoint Price is attributed to the fact that the valuation report prepared by the Company’s third-party valuation specialist utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

CONCLUSION

In light of the Preliminary IPO Price Range and the other factors described in this letter, the Company respectfully advises the Staff that it believes that the deemed per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants have been reasonable and appropriate.

* * *

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.

July 8, 2014

Should the Staff have any questions or comments regarding the Registration Statement or this letter, please contact me by telephone at (650) 463-3051 or by e-mail at robert.phillips@lw.com, or my associate Ben Potter at (650) 470-4809 or by email at benjamin.potter@lw.com.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP

cc:	Thomas W. Chalberg, Jr., Avalanche Biotechnologies, Inc.

Linda Bain, Avalanche Biotechnologies, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP

Benjamin A. Potter, Esq., Latham & Watkins LLP

Eric W. Blanchard, Esq., Covington & Burling LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY AVALANCHE BIOTECHNOLOGIES, INC.

WITH RESPECT TO THIS LETTER.